Filed pursuant to Rule 424(b)(3)
Registration No. 333-239940
PROSPECTUS SUPPLEMENT NO. 69
(to Prospectus dated July 27, 2020)
Nikola Corporation
Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on September 21, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.
Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On September 20, 2023, the closing price of our Common Stock was $1.40.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 21, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 18, 2023
Nikola Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-38495 (Commission File Number)	82-4151153 (I.R.S. Employer Identification No.)
    4141 E Broadway Road
    Phoenix, AZ    85040
    (Address of principal executive offices)    (Zip Code)

(480) 666-1038
(Registrant’s telephone number,
including area code)

N/A
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On September 18, 2023, the board of directors of Nikola Corporation (the “Company” or “Nikola”) appointed Joseph S. Cappello to serve as the Company’s President of Energy, effective September 25, 2023.
Mr. Cappello, age 57, served in various capacities at Iwatani Corporation (Tokyo Stock Exchange code: 8088), a company that provides products and services, including hydrogen, liquified petroleum gas, liquified natural gas and industrial gases, including as Chief Executive Officer and Chairman of the Board of Directors of Iwatani Corporation of America from April 2019 to July 2023 and Senior Managing Officer of Iwatani Corporation from April 2023 to July 2023. From June 2015 to December 2017, Mr. Cappello served as President and Chief Executive Officer of Drōv Technologies, a truck technology transportation company. Prior to that, Mr. Cappello served as President, Maxum Energy and Senior Vice President of Maxum Petroleum, Inc., a transportation, logistics, supply chain and storage company, from October 2011 to December 2012. From 1996 to 2011, Mr. Cappello served in various capacities at Praxair, Inc., now Linde, PLC, a global industrial gases and engineering company, including as President, Praxiar Asia and Vice President, North American Industrial Gases. Mr. Cappello previously served on the board of directors of Iwatani Corporation of America from 2019 to 2023. Mr. Cappello holds a bachelor of science degree in accounting from Montclair State University and an M.B.A. from New York University, Stern School of Business.
In connection with Mr. Cappello’s appointment as President of Energy, Mr. Cappello and the Company entered into an Executive Employment Agreement (the “Employment Agreement”), pursuant to which Mr. Cappello will be entitled to receive an annual base salary of $600,000 and, subject to approval of the board of directors, 200,000 restricted stock units and 500,000 performance stock unit awards (“PSUs”). Mr. Cappello’s Employment Agreement contains customary confidentiality and intellectual property assignment provisions.
Pursuant to the Employment Agreement, in the event of an Involuntary Termination (as defined in the Employment Agreement) of Mr. Cappello’s employment and subject to Mr. Cappello’s delivery of an effective release of claims and ongoing compliance with certain post termination restrictive covenants, including a two year noncompete and nonsolicitation nondisparagement covenants, Mr. Cappello would be entitled to receive: (1) a lump sum cash payment in an amount equal to $1,050,000, less applicable withholding taxes; (2) a lump sum cash payment equal to 18 months of COBRA benefits coverage, less applicable withholding taxes; (3) the acceleration in full of all unvested equity and equity based awards, other than Mr. Cappello’s performance-based award (and the post termination exercise period for unexercised stock options would be extended to three years following his termination date); and (4) service will be deemed to have been satisfied and all outstanding PSUs will vest and be settled at the end of the performance period based on final actual performance.
In connection with his appointment as President of Energy, the Company expects to enter into its form of indemnification agreement with Mr. Cappello. Mr. Cappello has no family relationships with any of the Company’s directors or executive officers, and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.
The foregoing summary of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit Number	Exhibit Description
10.1#	Executive Employment Agreement by and between the Company and Joseph S. Cappello, dated September 15, 2023.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

# Indicates management contract or compensatory plan or arrangement.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 21, 2023

NIKOLA CORPORATION

	By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer